SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[November 11, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-___

SIGNATURES

SIGNATURES
Date November 11, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

J.P. Morgan Chase & Co.’s holdings in Metso to 5.33 percent
(Helsinki, Finland, November 11, 2005) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Corporation has been informed about an increase in the holding of the mutual funds managed by J.P. Morgan Chase & Co. of the paid up share capital of Metso Corporation. On November 9, 2005, J.P. Morgan Chase & Co ‘s holdings amounted to 5.33 percent of the paid up share capital of Metso Corporation after being, on the basis of their previous announcement, 4.91 percent on September 1, 2005. The threshold of five percent was crossed on November 9, 2005 when J.P. Morgan Asset Management (UK) Limited acting as a discretionary investment manager for underlying funds purchased 321,756 Metso shares.
According to their announcement, holdings by mutual funds of J.P. Morgan Chase & Co. on November 9, 2005 were as follows:

J.P. Morgan Investment Management Inc.	2,274,755 shares
J.P. Morgan Investment Management Limited	490,228 shares
J.P. Morgan Trust Bank	408,000 shares
JP Morgan Fleming Asset Management (Japan) Limited	10,806 shares
JPMorgan Asset Management (UK) Limited	2,895,949 shares
JPMorgan Chase Bank	420,053 shares
J.P. Morgan Investment Management Inc.	2,200 ADR
J.P. Morgan Securities Ltd.	1,046,256 ADR
Total	7,548,247 shares/ADRs
This holding corresponds to 5.33 percent of the paid up share capital of Metso Corporation.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
www.metso.com
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation, tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.